Exhibit 99.1

Frankfurt, July 6, 2017

Deutsche Bank publishes prior periods’ pro-forma results for new corporate divisions

Today Deutsche Bank (XETRA: DBKGn.DE/ NYSE: DB) published a Financial Data Supplement (“FDS”) which presents the view of the Bank’s 2015, 2016 and 1Q2017 financial results in the new 2Q2017 segmental structure. Deutsche Bank business operations have been organized under a new structure as announced on 5 March 2017 with the following segments:

•	Corporate & Investment Bank,

•	Private & Commercial Bank,

•	Deutsche Asset Management,

It is intended to report along the new segment structure as part of the bank’s 2Q2017 interim financial statements on 27 July 2017.

The key changes compared to Deutsche Bank’s previously reported segmental information are outlined below.

Corporate & Investment Banking (CIB)

The new corporate division “Corporate & Investment Bank” combines the former segments “Global Markets” and “Corporate & Investment Banking”. It comprises the bank’s Corporate Finance, Global Markets and Global Transaction Banking businesses.

Private & Commercial Bank

The corporate division “Private & Commercial Bank” combines the businesses with private and commercial clients of Deutsche Bank and Postbank, which formerly had been reported separately, and the wealth management activities for wealthy clients, foundations and family offices.

Deutsche Asset Management

The corporate division Deutsche Asset Management remains materially unchanged and contains the asset management activities of Deutsche Bank. It focuses on providing investment solutions to individual investors and institutions that serve them.

Access to the restated Financial Data Supplement: www.db.com/quarterly-results

Deutsche Bank AG

Investor Relations

Phone +49-69-910-35395/ -38080

E-mail: db.ir@db.com

www.db.com/ir